

EXHIBIT B:
FINANCIAL STATEMENTS



FINANCIAL STATEMENT – SELF CERTIFICATION LANGUAGE

I, [identify the certifying individual], certify that:

(1) the financial statements of Slash Beauty Inc included in this Form are true and complete in all material respects; and

(2) the tax return information of Slash Beauty Inc included in this Form reflects accurately the information reported on the tax return for Slash Beauty Inc filed for the fiscal year ended 12/31/2019.



Francois Viargues

CEO



SLASH
HAIRCARE

UNAUDITED

FINANCIAL STATEMENTS SLASH BEAUTY INC

EIN 83-0984658

BALANCE SHEET 12/31/2019

Slash Beauty Inc, Balance Sheet (in $)	2017	2018	2019
Assets			
Cash	1,579	38,858	1,877
Accounts Receivable			137
Prepaid Expenses		17,784	0
Inventory			94,302
Cureent Assets	**1,579**	**56,642**	**96,317**
Property & Equipment			
Goodwill			
Total Assets	**1,579**	**56,642**	**96,317**
Liabilities			
Short Term Debt		3,000	143,646
Accounts Payable			4
Current Liabilities	0	3,000	143,650
Long Term Debt		64,849	64,849
Total Liabilities	**0**	**67,849**	**208,499**
Shareholder's Equity			
Equity Capital		960	1,000
Owner's Investment	5,400	50,938	50,938
Net Earnings	-3,821	-59,284	-101,015
Retained Earnings		-3,821	-63,105
Shareholder's Equity	**1,579**	**-11,207**	**-112,182**



SLASH
HAIRCARE

UNAUDITED

FINANCIAL STATEMENTS SLASH BEAUTY INC

EIN 83-0984658

INCOME STATEMENT 2019

Slash Beauty Inc, Income Statement (in$)	2017	2018	2019
Revenue			**8,008**
Cost of Goods Solds (COGS)			2,093
Gross Margin	**0**	**0**	**5,914**
Distribution costs			4,837
Gross Profit	**0**	**0**	**1,077**
Expenses			
Marketing, Advertisement & Promotion	3,116	40,088	84,116
General & Administrative	705	19,196	17,075
Depreciation & Amortization			
Interest			901
Total Expenses	**3,821**	**59,284**	**102,092**
Earnings Before Tax	**-3,821**	**-59,284**	**-101,015**
Taxes			
Net Earnings	**-3,821**	**-59,284**	**-101,015**



SLASH
HAIRCARE

UNAUDITED

FINANCIAL STATEMENTS SLASH BEAUTY INC

EIN 83-0984658

2019 CHANGES IN EQUITY

Name of purchaser	Number of shares		Value of	Total
	Opening	Closing	1 share	purchase price
Francois Viargues	4,800,000	4,800,000	$ 0.0001	$ 480.00
Adrien Flammier	4,800,000	4,800,000	$ 0.0001	$ 480.00
Kerry Dacas Jonhson	0	400,000	$ 0.0001	$ 40.00
Total	9,600,000	10,000,000		$ 1,000.00



SLASH
HAIRCARE

UNAUDITED

FINANCIAL STATEMENTS SLASH BEAUTY INC

EIN 83-0984658

2018 CHANGES IN EQUITY

Name of purchaser	Number of shares		Value of	Total
	Opening	Closing	1 share	purchase price
Francois Viargues	0	4,800,000	$ 0.0001	$ 480.00
Adrien Flammier	0	4,800,000	$ 0.0001	$ 480.00
Total	0	9,600,000		$ 960.00

Part II **Certain Individuals and Estates Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4b). Complete columns (i) through (iv) below for any individual or estate that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Percentage Owned in Voting Stock
Adrien Flammier	[redacted]	United States	50.00
Francois Viargues		United States	50.00

For paperwork Reduction Act Notice, see the Instructions for Form 1120 — Schedule G (Form 1120) (Rev. 12-2011)
UYA

SLASH BEAUTY INC - 57 W 57th St - 4th floor - New York, NY 10019



SLASH
HAIRCARE

UNAUDITED

FINANCIAL STATEMENTS SLASH BEAUTY INC

EIN 83-0984658

STATEMENT OF CASH FLOWS 2019

Slash Beauty Inc, Statement of Cash Flows (in $)	2017	2018	2019
Cash Flows from Operating Activities			
Net Earnings	-3,821	-59,284	-101,015
Adjustments to reconcile Net Earnings to Net Cash from Operating Activities:			
Depretiation and Amortization			
Other Non-cash Items			
Changes in Operating Assets and Liabilities			
Inventory			-94,302
Accounts Receivable			-137
Accounts Payable			4
Accrued Expenses and Other		-17,784	17,784
Net Cash Flows provided by (used in) Operating Activities	-3,821	-77,068	-177,666
Cash Flow from Investing Activities			
Capital Exenditures			
Acquisitions, Net of Cash Acquired, and Other			
Net Cash Flows provided by (used in) Investing Activities	0	0	0
Cash Flow from Financing Activities			
Issuance of share capital		960	40
Proceeds from Long-term Debt and Other		64,849	
Repayment of Long-term Debt and Other			
Principal Repayments of Capital Lease Obligations			
Principal Repayments of Finance Lease Obligations			
Short term debt		3,000	140,646
Owner's Investment	5,400	45,538	0
Net Cash Flows provided by (used in) Financing Activities	5,400	114,347	140,686
Net Increase (decrease) in Cash and Cash Equivalents	1,579	37,279	-36,981
Cash and Cash Equivalents at Beginning of Year	0	1,579	38,858
Cash and Cash Equivalents at End of Year	1,579	38,858	1,877